TriplePoint Venture Growth BDC Corp.

2755 Sand Hill Road, Suite 150

Menlo Park, California 94025

June 4, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Jeffrey A. Foor/Kathy Churko

Re:	TriplePoint Venture Growth BDC Corp.
Registration Statement on Form N-2
File Number: 333-223924

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TriplePoint Venture Growth BDC Corp., a Maryland corporation (the “Company”), respectfully requests acceleration of the effective date of post-effective amendment no. 3 to its Registration Statement on Form N-2 (File No. 333-223924) (the “Registration Statement”) so that such Registration Statement may be declared effective at 12:00 p.m., ET on June 5, 2019, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Harry Pangas of Dechert LLP at (202) 261-3466, and that such effectiveness also be confirmed in writing.

Very truly yours,

TriplePoint Venture Growth BDC Corp.

By:	/s/ James P. Labe
	Name:	James P. Labe
	Title:	Chief Executive Officer